

July 31, 2009

Mr. Wang Hong Jun
Chairman and President
China North East Petroleum Holdings Limited
445 Park Avenue
New York, NY 10022

> **Re: China North East Petroleum Holdings Limited**
> **Amendment No. 1 to Form S-3**
> **Filed July 23, 2009**
> **File No. 333-160299**

Dear Mr. Wang:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-3

Description of Debt Securities, page 7

1.   We note that the form of senior indenture and the form of subordinated indenture filed as exhibits 4.1 and 4.6, respectively, indicate that each such indenture will be governed by the laws of the State of California. However, you disclose at page 14 of your filing that the indentures and debt securities will be governed by New York law. Please revise.

Exhibit 5.1

2.   Please obtain and file a revised legality opinion in response to the following comments.

3.   We note that counsel has limited its opinion to the General Corporation Law of the State of Nevada and, with respect to the opinions set forth in paragraphs 2 and 3, the internal laws of the State of California. Counsel should not limit its opinion to only statutory law or otherwise exclude applicable case law.

4.   We note your disclosure at page 7 of the registration statement that each warrant agreement and any warrants issued under the warrant agreements will be governed by New York law. However, we also note counsel's assumption that the warrants will be governed by the laws of California. Please revise the registration statement or obtain a revised opinion, as applicable, to address this inconsistency. In addition, if the warrant agreements will be governed by New York law, counsel should opine on the legality of such securities under New York law.

5.   The opinion of counsel should address the legality of all securities to be covered by your registration statement, including the units and the common stock purchase rights.

6.   The following items appear inappropriate or require additional clarification:

- counsel indicates at page 2 that its opinion is subject to the invalidity under certain circumstances under law or court decisions of provisions providing for the indemnification of or contribution to a party with respect to a liability where such indemnification or contribution is contrary to public policy; and

- counsel expresses no opinion as to the matters set forth in clause (iv) in the third paragraph on page 2.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
Matthew Chang, Esq.
(415) 955-8910